Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Filer: RehabCare Group, Inc.
Subject Company: RehabCare Group, Inc.
Commission File Number: 001-14655
RehabCare and Kindred Healthcare Combining Our Strengths April 1, 2011

Dear Colleague,
As we continue to progress toward successfully combining the strengths of RehabCare and Kindred after the close, I wanted to take the opportunity to talk about Kindred’s philosophy of investing in our people and their professional development and growth. At Kindred we believe that our greatest strength comes from our loyal, dedicated and compassionate employees. Our goal is to attract, retain and develop outstanding employees and provide them with the tools and training to meet their professional development needs.
In addition to the tuition reimbursement and continuing educational opportunities that we have mentioned in previous Combining Our Strengths, Kindred offers a series of leadership development programs designed around bringing out the best in our colleagues. These include Executive Fellowship, Nurse Leadership, and RMIT (Rehab Manager In Training) Programs that are designed to provide hands-on field experience, practical tools and resources to help prepare employees for the challenges that they may face. Additionally, we have a Rising Stars program that mentors and assists individuals to prepare them for officer leadership positions.
As was discussed on the Town Hall conference call last week, we also encourage you to visit www. kindredhealthcare.com to learn more about the culture of our organization and our commitment to our employees.
After the close, we hope that everyone in the combined company will take advantage of all the professional development and growth opportunities that Kindred offers. It truly represents one of the strengths of our organization.
Due to scheduling issues, we will not issue a Combining Our Strengths next week, but will offer the next edition on April 15. Now, I’d like to answer the many great questions we continue to receive:
When will we know if we are part of the transition team and how long the transition time will be?
Let me first clearly state that there will be no change in employment for those providing care delivery, and 98.5% of RehabCare employees will be asked to stay with Kindred after the close. For the corporate transition team, these communications are currently underway and we hope to complete them by the end of this week. The individual communications will reflect the length of the transition period post close for the affected corporate staff.
If I stay till my official last day and it’s in 2012, would I get RehabCare’s severance package or Kindred’s?
If you have been asked to support the transition with the combined company post close and your transition period ends in 2012, then RehabCare’s severance program will apply.
If I’m gone “day one,” would I have RehabCare COBRA benefits? If I stay till the end of 2011/ beginning of 2012, would I have Kindred COBRA benefits?
RehabCare benefits will not change through the end of 2011, so your COBRA benefits would remain the same as you currently have through the end of the year. However, because RehabCare benefits will end on December 31, 2011, and because COBRA eligibility continues for a total of 18 months, anyone with a COBRA benefit will need to choose one of Kindred’s plans during this fall’s open enrollment period.
Will current Food Service Managers positions be eliminated and replaced with Kindred managers?
As we stated last week, decisions regarding dietary and food service teams are largely regarded as local decisions based upon the needs of individual hospitals, and there

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are no plans for Kindred to make any changes in this area for Triumph hospitals after the close.
If we are a Pharmacare employee and our contract with the hospital is up before the end of the year how is this going to be addressed?
This is not transition related and Triumph leadership is actively addressing this issue. More communication will be sent out in the near term.
How soon will the Recruitment Specialists know if they will be retained after 2011?
The integration planning team is expected to review the issue of recruiting as soon as next week, where they will review how to best combine the recruiting strengths of both organizations after the close. In the next few weeks we should have a good line of sight in what the go forward structure after the close should look like.
Are there plans to close any Triumph or RehabCare hospitals?
No, there are no plans to close any Triumph or RehabCare hospitals after the close.
How will the marketing positions (Director of Professional Relations and Clinical Liaisons) change as we move forward? Do the cluster markets and other markets have a separate alignment?
Kindred has a strong sales and marketing culture and we believe continued investment in this area is essential to our success. While alignment of some positions may change sometime in the future after the close, our commitment to maintaining a strong sales force remains steadfast.
There is rumor that each of us will have to officially apply for our positions. Is this true?
No, you will not have to reapply to keep your current position. For those individuals that are not in the field and not scheduled to go forward with the combined company, we would encourage them to apply and be considered for open positions after the close.
Will Rehabcare’s Develop U continue to exist? Are there more specifics available regarding Kindred’s professional development opportunities?
Whether or not we keep the name Develop U after the close, Kindred is committed to the professional development of all employees. We are incredibly excited about the opportunity to take the best leadership, training and development programs of both organizations and combine them into a best in class development program post close.
Will we continue to receive a 2% match in the new T. Rowe Price 401(k)? Will we be immediately vested assuming we are already invested with Diversified?
After the close of the transaction, you will continue to receive a 2% match on your RehabCare 401(k), administered by Diversified, through 2011. The RehabCare 401(k) plan vests immediately, so you will be fully vested.
Will Kindred also offer a bonus incentive for treating therapists? Will the Patient Plus program be carried over to the combined company?
After the close of the transaction, if you are a RehabCare employee participating in the Patient Plus program, nothing will change for you in 2011. In 2012, the combined company, after detailed consideration this year, will roll out a bonus incentive program that all therapists will participate in.
As many of our contracts are not dependent directly on Medicare reimbursement, but based on negotiated contracts with our host hospitals, will this be considered with performance raises?
At Kindred we determine pay increases based upon both individual performance and market dynamics. We anticipate that post close we will continue to follow this practice.
Since there will not be any COLA increases will a modified work week (4 day work week or possibly working from home) be considered for various dept such as the central business offices?
After the close, Kindred will evaluate all opportunities to create higher levels of employee satisfaction. We will work to be as creative as possible in this regard.
After the close will employees who are currently working for Triumph/RehabCare in the CBO in Houston have the option to transfer to different departments within Kindred if there are any positions available at the hospital/ business office downtown?
We value the strengths of Triumph/RehabCare employees and encourage them to apply and be considered for open positions after the close.

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As you may already know the PDO/PTO hours accrued by Triumph employees prior to the RehabCare transition, were moved to an employee time bank as of the first pay cycle under RehabCare. Transition Employees are able to cash out or donate these hours when needed at a discounted rate of 70%; and at 100% should they leave the company provided they give the required notice. The PDO time accrued under RehabCare is not subject to the bank as RehabCare has a “use it or lose it” policy on accrued PDO time. My question is, will any of the above, (related to employees cashing in and donating time in the Triumph bank) change on June 1st, or shortly after June 1st?
Again, after the close, nothing will change with your PDO plans in 2011. As we develop a comprehensive Benefit Plan for the combined company in 2012, we will communicate with you in a detailed way. You can expect to hear more on this subject when we begin our formal open enrollment process sometime in the Fall of 2011. However, we would like to remind everyone that no one will forfeit any time that has already been earned when the companies are combined.
For persons who are both full time employees of RehabCare/Triumph, and Kindred, which hire date and salary will be adopted when the merger is completed. What if your hire date at RehabCare/ Triumph is earlier than at Kindred? Will employees who took a pay cut when RehabCare took over a Peoplefirst contract resume their prior rate of pay?
In general, after the close Kindred will honor your earliest date of current employment – regardless of whether it is with RehabCare/Triumph or Kindred. Once we close, your base pay will not be reduced in 2011, but salaries for employees currently working for both companies will be reviewed and addressed on a case-by-case basis.
I was employed with Kindred in the 1990’s but left after 5 years of service to be employed with Triumph Healthcare. Will those prior years of service with Kindred be considered and combined with my Triumph years of service? I also went back to Kindred but still remain employed with Triumph.
At this point, our plan after we combine the companies is that Kindred will honor your earliest date of current employment with RehabCare/Triumph for the purposes of seniority and benefits. However, this policy is being reviewed and we may decide we can combine years.
Will the pay schedule be every two weeks, allowing staff to get paid more frequently?
At this time, we intend to maintain existing pay cycles for RehabCare and Triumph employees post closing, though some check dates may change to conform with certain state regulations after the companies are combined.
Does Kindred provide part-time employees with benefits the way RehabCare does?
Kindred currently offers healthcare, dental and paid time off (PTO) to part-time employees who work at least 24 hours per week.
I will be on Maternity leave beginning after the close. Will the merger have any effect on my FMLA, Short Term Disability, PDO and/ or insurance benefits for me, my baby or family?
Your eligibility for FMLA will not change as a result of this transaction, and your RehabCare healthcare, short term disability (STD) and paid days off (PDO) benefits will continue through the end of 2011.
I have staff that worked for both Kindred and Triumph and I’m told that Kindred does team nursing with an RN leading the team of an LPN and a CNA to help, where as at Triumph we do individual assignments. Will we have to change to the team nursing concept?
Kindred uses several models of nursing care delivery in the hospitals including team nursing and total patient care. The local CCO works with the care delivery team to determine the model that works best in light of the state nurse practice act in which the facility resides.
What is the policy for nurse to patient ratio in the Kindred facilities for med surge and ICU?
Kindred hospitals utilize a reliable and valid Patient Classification Tool known as KHAT to determine predicted nursing hours per patient day. While Kindred has no specific policy for nurse to patient ratio, state regulations and guidelines for nurse staffing ratios are always followed. Additionally, all Kindred hospitals are accredited by The Joint Commission and follow its patient care staffing standards.

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Will the management structure of the combined company be like that of RehabCare or Kindred/ Peoplefirst?
In regard to the organizational structure of the company post close, we are still making decisions to determine the optimal structure for the new RehabCare division. While some management titles at RehabCare and Peoplefirst differ, the responsibilities for many roles are quite similar. We will look to combine the best practices of the two organizations post close.
Does Kindred reimburse employees for licensure fees and/or professional association dues?
The policy of Kindred and Peoplefirst is to pay for state licenses and for some association dues. In regard to association dues, we will be reviewing this issue in order to develop a policy post close reflecting best practices.
Will we have modality equipment available such as ACP with Kindred like we did with RehabCare? If so, what are the requirements to get and retain this equipment? Modalities are a very important tool to maximize patient care at the highest level benefiting the patient and the facility.
As we move forward in the integration planning process, we will be looking at best clinical practices from both organizations. We agree that modalities are important and will be addressing all options available to determine the best and most practical solutions with regard to patient care.
Will the documentation be Kindred’s documentation forms or will we continue on the RehabCare documentation? Also, Peoplefirst does 90 day recerts on Med B’s vs. every 28 days with RehabCare. Will we go back to this in June?
All clinical documentation practices are being reviewed in order to determine what is best and most efficient for patient care and for the combined company after the close. We anticipate that decisions regarding documentation and other clinical issues for the combined company will be determined in the very near future.
Will staff be required to travel to multiple facilities? Or will there be consistent staff in each building, delivering consistency and a high quality in patient care?
High quality patient care will always be the priority for the combined company after the close. In some cases, smaller programs cannot support full time staff so there is a need to consider the therapist’s desire to work full time or part time. Often, smaller programs that are close together can be staffed such that therapists can work full time hours if that’s their goal. These decisions will be made at the local level based on local market needs.
Will employees who are on the Baylor program at Rehab care continue on as Baylor employees when the merger is completed, or will the Baylor program be dissolved for those employees?
Kindred does have a Baylor nurse staffing program, which varies by market. There will be no change in pay and benefits for employees after the close through the end of 2011.
What are Kindred’s plans for an electronic medical record (EMR)?
Some of you may be familiar with the electronic medical record system – ProTouch – that Kindred has in place in our hospitals. After the close, it will be a priority to have ProTouch and all of its enhanced capabilities installed in all Triumph hospitals.
Any tips on educating clients about the benefits of the merger?
Until the close of the transaction, the only information that should be shared with clients about the planned integration is the joint press release that was issued on February 8. Please remember that until the deal is closed, Kindred and RehabCare continue to be competitors and the two companies maintain operations as completely independent.

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As I have stated in previous editions, I encourage
everyone to submit any and all questions you may
have regarding the planned transition to asktheceo@
rehabcare.com or share it with
Patti Williams (corporate)
at pswilliams@rehabcare.com,
Brock Hardaway (Triumph)
at bhardaway@triumph-healthcare.com,
Mary Pat Welc (HRS)
at mpwelc@rehabcare.com,
or Pat Henry (SRS)
at pmhenry@rehabcare.com.
Thank you for your support and continued patience as
we move through this process.
Thanks for all you do!

Benjamin A. Breier
Chief Operating Officer
Kindred Healthcare

Please feel free to print this out and post it on your bulletin board.

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Additional Information About this Transaction
In connection with the pending transaction with RehabCare Group, Inc. (“RehabCare”), Kindred Healthcare, Inc. (“Kindred”) has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (commission file number 333-173050) that includes a joint proxy statement of Kindred and RehabCare that also constitutes a prospectus of Kindred. Kindred and RehabCare will mail the definitive joint proxy statement/prospectus to their respective stockholders after the Registration Statement has been declared effective by the SEC. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PENDING TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT CONTAINS IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (when available) and other related documents filed by Kindred and RehabCare with the SEC at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus (when available) and the other documents filed by Kindred and RehabCare with the SEC may also be obtained for free by accessing Kindred’s website at www. kindredhealthcare.com and clicking on the “Investors” link and then clicking on the link for “SEC Filings” or by accessing RehabCare’s website at www.RehabCare.com and clicking on the “Investor Information” link and then clicking on the link for “SEC Filings”.
Participants in this Transaction
Kindred, RehabCare and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the pending transaction. You can find information about Kindred’s executive officers and directors in Kindred’s joint proxy statement/prospectus. You can find information about RehabCare’s executive officers and directors in its definitive proxy statement filed with the SEC on March 23, 2010. You can obtain a free copy of these documents from Kindred or RehabCare, respectively, using the contact information above.
Forward-Looking Statements
Information set forth in this letter/report/presentation/release contains forward-looking statements, which involve a number of risks and uncertainties. Kindred and RehabCare caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Kindred and RehabCare, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (a) the receipt of all required licensure and regulatory approvals and the satisfaction of the closing conditions to the acquisition of RehabCare by Kindred, including approval of the pending transaction by the stockholders of the respective companies, and Kindred’s ability to complete the required financing as contemplated by the financing commitment; (b) Kindred’s ability to integrate the operations of the acquired hospitals and rehabilitation services operations and realize the anticipated revenues, economies of scale, cost synergies and productivity gains in connection with the RehabCare acquisition and any other acquisitions that may be undertaken during 2011, as and when planned, including the potential for unanticipated issues, expenses and liabilities associated with those acquisitions and the risk that RehabCare fails to meet its expected financial and operating targets; (c) the potential for diversion of management time and resources in seeking to complete the RehabCare acquisition and integrate its operations; (d) the potential failure to retain key employees of RehabCare; (e) the impact of Kindred’s significantly increased levels of indebtedness as a result of the RehabCare acquisition on Kindred’s funding costs, operating flexibility and ability to fund ongoing operations with additional borrowings, particularly in light of ongoing volatility in the credit and capital markets; (f) the potential for dilution to Kindred stockholders as a result of the RehabCare acquisition; and (g) the ability of Kindred to operate pursuant to the terms of its debt obligations, including Kindred’s obligations under financings undertaken to complete the RehabCare acquisition, and the ability of Kindred to operate pursuant to its master lease agreements with Ventas, Inc. (NYSE:VTR). Additional factors that may affect future results are contained in Kindred’s and RehabCare’s filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Many of these factors are beyond the control of Kindred or RehabCare. Kindred and RehabCare disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.